

Filed Pursuant to Rule 433
Registration No. 333-180289
May 14, 2014
FREE WRITING PROSPECTUS
(To Prospectus dated March 22, 2012,
Prospectus Supplement dated March 22, 2012,
and Equity Index Underlying Supplement dated March 22, 2012)

Structured Investments

HSBC USA Inc.
$

Notes Linked to an Equally Weighted Basket of the MSCI Italy SMID Cap Index and the MSCI Spain SMID Cap Index, due June 3, 2015 (the "Notes")

General

- Terms used in this free writing prospectus are described or defined herein and in the accompanying Equity Index Underlying Supplement, prospectus supplement and prospectus. The Notes will have the terms described herein and in the accompanying Equity Index Underlying Supplement, prospectus supplement and prospectus. **The Notes do not guarantee any return of principal, and you may lose some or all of your initial investment. The Notes will not bear interest.**
- This free writing prospectus relates to a single note offering. The purchaser of a Note will acquire a security linked to the Basket described below.
- Although the offering relates to a Basket, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the Basket, any Basket Component or any component security included in any Basket Component or as to the suitability of an investment in the Notes.
- Senior unsecured debt obligations of HSBC USA Inc. maturing June 3, 2015.
- Minimum denominations of $10,000 and integral multiples of $1,000 in excess thereof.
- **If the terms of the Notes set forth below are inconsistent with those described in the accompanying Equity Index Underlying Supplement, prospectus supplement and prospectus, the terms set forth below will supersede.**
- Any payment on the Notes is subject to the Issuer's credit risk.

Key Terms

Issuer: HSBC USA Inc.

Basket: The Notes are linked to an equally weighted basket consisting of two indices (each, a "Basket Component," and together, the "Basket Components")

Basket Component	Bloomberg Symbol	Initial Level	Component Weighting
MSCI Italy SMID Cap Index	MXITSM		50%
MSCI Spain SMID Cap Index	MXESSM		50%

Principal Amount: $1,000 per Note

Trade Date: May 16, 2014

Pricing Date: May 16, 2014

Original Issue Date: May 21, 2014

Final Valuation Date: May 29, 2015, subject to adjustment as described in "Additional Terms of the Notes—Valuation Dates" in the accompanying Equity Index Underlying Supplement.

Ending Averaging Dates: May 22, 2015, May 26, 2015, May 27, 2015, May 28, 2015, and May 29, 2015 (the Final Valuation Date), subject to adjustment as described in "Additional Terms of the Notes — Valuation Dates" in the accompanying Equity Index Underlying Supplement.

Maturity Date: 3 business days after the Final Valuation Date and is expected to be June 3, 2015. The Maturity Date is subject to adjustment as described in "Additional Terms of the Notes—Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying Equity Index Underlying Supplement.

Payment at Maturity: For each Note, the Cash Settlement Value

Cash Settlement Value: For each Note, you will receive a cash payment on the Maturity Date that is based on the Basket Return (as described below) and calculated as follows:

$$1,000 \times (1 + \text{Basket Return}) \times \text{Adjustment Factor}$$

If the level of the Basket decreases, or increases by less than 0.654252%, you will lose a portion of your principal amount, which could be significant."

Adjustment Factor: 99.35%

Basket Return: The quotient, expressed as a percentage, calculated as follows:

$$\frac{\text{Final Basket Level} - \text{Initial Basket Level}}{\text{Initial Basket Level}}$$

Initial Basket Level: Set equal to 100 on the Pricing Date.

Final Basket Level: The level of the Basket on the Final Valuation Date, which will be calculated as follows:

100 × (1 + the sum of the products of (a) the Basket Component Return for each Basket Component multiplied by (b) its Component Weighting)

Basket Component Return: With respect to each Basket Component, the performance of that Basket Component from the Initial Level to the Final Level, calculated as follows:

$$\frac{\text{Final Level} - \text{Initial Level}}{\text{Initial Level}}$$

Initial Level: With respect to each Basket Component the Official Closing Level on the Pricing Date.

Final Level: With respect to each Basket Component the arithmetic average of each of the Official Closing Levels of the Basket Component on each Ending Averaging Date.

Official Closing Level: The Official Closing Level of a Basket Component on any scheduled trading day as determined by the Calculation Agent based upon the level displayed on Bloomberg Professional® service page "MXITSM <INDEX>" for the MXITSM, or "MXESSM <INDEX>" for the MXESSM, or any respective successor page on the Bloomberg Professional® service or any successor service, as applicable.

Estimated Initial Value: The Estimated Initial Value of the Notes will be less than the price you pay to purchase the Notes. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Notes in the secondary market, if any, at any time. The Estimated Initial Value will be calculated on the Pricing Date and will be set forth in the pricing supplement to which this free writing prospectus relates. See "Selected Risk Considerations — The Estimated Initial Value of the Notes, which will be determined by us on the Pricing Date, will be less than the price to public and may differ from the market value of the Notes in the secondary market, if any."

Calculation Agent: HSBC USA Inc. or one of its affiliates

CUSIP/ISIN: 40433BBJ6/US40433BBJ61

Form of the Notes: Book-Entry

Listing: The Notes will not be listed on any U.S. securities exchange or quotation system.

Investment in the Notes involves certain risks. You should refer to "Selected Risk Considerations" beginning on page 5 of this document and "Risk Factors" beginning on page S-1 of the Equity Index Underlying Supplement and page S-3 of the prospectus supplement.

Neither the U.S. Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of the Notes or determined that this free writing prospectus, or the accompanying Equity Index Underlying Supplement, prospectus supplement and prospectus, is truthful or complete. Any representation to the contrary is a criminal offense.

HSBC Securities (USA) Inc. or another of our affiliates or agents may use the pricing supplement to which this free writing prospectus relates in market-making transactions in any Notes after their initial sale. **Unless we or our agent informs you otherwise in the confirmation of sale, the pricing supplement to which this free writing prospectus relates will be used in a market-making transaction.** HSBC Securities (USA) Inc., an affiliate of ours, will purchase the Notes from us for distribution to the placement agent. See "Supplemental Plan of Distribution (Conflicts of Interest)" on the last page of this free writing prospectus.

J.P. Morgan Securities LLC and certain of its registered broker-dealer affiliates are purchasing the Notes for resale. JPMorgan Chase Bank N.A. may purchase the Notes on behalf of certain fiduciary accounts.

The Estimated Initial Value of the Notes on the Pricing Date is expected to be between $970.00 and $990.00 per Note, which will be less than the price to public. The market value of the Notes at any time will reflect many factors and cannot be predicted with accuracy. See "Estimated Initial Value" above and "Selected Risk Considerations" beginning on page 5 of this document for additional information.

	Price to Public	Fees and Commissions	Proceeds to Issuer
Per Note	$1,000.00	$7.50	$992.50
Total	$	$	$

The Notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

JPMorgan
Placement Agent
May [●], 2014

Additional Terms Specific to the Notes

This free writing prospectus relates to a single note offering linked to the Basket identified on the cover page. The purchaser of a Note will acquire a senior unsecured debt security linked to the Basket. We reserve the right to withdraw, cancel or modify this offering and to reject orders in whole or in part. Although the Note offering relates only to the Basket identified on the cover page, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the Basket, any Basket Component or any securities comprising a Basket Component or as to the suitability of an investment in the Notes.

You should read this document together with the prospectus dated March 22, 2012, the prospectus supplement dated March 22, 2012 and the Equity Index Underlying Supplement dated March 22, 2012. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying Equity Index Underlying Supplement, prospectus supplement or prospectus, the terms described in this free writing prospectus shall control. You should carefully consider, among other things, the matters set forth in "Selected Risk Considerations" beginning on page 5 of this free writing prospectus and "Risk Factors" beginning on page S-1 of the accompanying Equity Index Underlying Supplement and page S-3 of the prospectus supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. As used herein, references to the "Issuer", "HSBC", "we", "us" and "our" are to HSBC USA Inc.

HSBC has filed a registration statement (including a prospectus, a prospectus supplement and the Equity Index Underlying Supplement) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus, prospectus supplement and Equity Index Underlying Supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and Equity Index Underlying Supplement if you request them by calling toll-free 1 866 811 8049.

You may also obtain:

- The Equity Index Underlying Supplement at:
  http://www.sec.gov/Archives/edgar/data/83246/000114420412016693/v306691_424b2.htm
- The prospectus supplement at:
  http://www.sec.gov/Archives/edgar/data/83246/000104746912003151/a2208335z424b2.htm
- The prospectus at:
  http://www.sec.gov/Archives/edgar/data/83246/000104746912003148/a2208395z424b2.htm

We are using this free writing prospectus to solicit from you an offer to purchase the Notes. You may revoke your offer to purchase the Notes at any time prior to the time at which we accept your offer by notifying HSBC Securities (USA) Inc. We reserve the right to change the terms of, or reject any offer to purchase, the Notes prior to their issuance. The Trade Date, the Pricing Date and the other terms of the Notes are subject to change, and will be set forth in the final pricing supplement relating to the Notes. In the event of any material changes to the terms of the Notes, we will notify you.

Summary

The three charts below provide a summary of the Notes, including Note characteristics and risk considerations as well as an illustrative diagram and table reflecting hypothetical returns at maturity.   These charts should be reviewed together with the disclosure regarding the Notes contained in this free writing prospectus as well as in the accompanying Equity Index Underlying Supplement, prospectus and prospectus supplement.

The following charts illustrate the hypothetical total return at maturity on the Notes. The "total return" as used in this free writing prospectus is the number, expressed as a percentage, that results from comparing the Payment at Maturity per $1,000 Principal Amount to $1,000. The hypothetical total returns set forth below reflect the Initial Basket Level of 100 and Adjustment Factor of 99.35%. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the Notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Note Characteristics	
Basket:	An equally weighted basket consisting of the MSCI Italy SMID Cap Index ("MXITSM") and the MSCI Spain SMID Cap Index ("MXESSM").
Final Valuation Date:	May 29, 2015 (expected)
Adjustment Factor:	99.35%
Potential Gain:	1,000 × (1 + Basket Return) × Adjustment Factor
Maximum Potential Loss:	100%
Maturity:	Approximately one year
Settlement:	Cash

- **Appreciation Potential:**
  The Notes provide the opportunity to participate in 99.35% of the appreciation of the Basket at maturity. You will receive a payment reflecting the performance of the Basket and the Adjustment Factor.
- **No Guaranteed Return of Principal:**
  Some or all of the principal at risk if the level of the Basket does not increase by at least 0.654252%.

Hypothetical Final Basket Level	Hypothetical Basket Returns	Hypothetical Total Return
200.00	100.00%	98.70%
190.00	90.00%	88.77%
180.00	80.00%	78.83%
170.00	70.00%	68.90%
160.00	60.00%	58.96%
150.00	50.00%	49.03%
140.00	40.00%	39.09%
130.00	30.00%	29.16%
120.00	20.00%	19.22%
110.00	10.00%	9.29%
105.00	5.00%	4.32%
101.00	1.00%	0.34%
100.65	0.65%	0.00%
100.50	0.50%	-0.15%
100.00	0.00%	-0.65%
99.00	-1.00%	-1.64%
95.00	-5.00%	-5.62%
90.00	-10.00%	-10.59%
80.00	-20.00%	-20.52%
70.00	-30.00%	-30.46%
60.00	-40.00%	-40.39%
50.00	-50.00%	-50.33%
40.00	-60.00%	-60.26%
30.00	-70.00%	-70.20%
20.00	-80.00%	-80.13%
10.00	-90.00%	-90.07%
0.00	-100.00%	-100.00%

* The Initial Basket Level will be set to 100.00 on the Pricing Date.

Summary Selected Risk Considerations (see page 5)

We urge you to read "Selected Risk Considerations" herein and "Risk Factors" beginning on page S-1 of the Equity Index Underlying Supplement and page S-3 of the prospectus supplement. Investing in the Notes is not equivalent to investing directly in the Basket Components. You should understand the risks of investing in the Notes and should reach an investment decision only after careful consideration, with your advisors, of the suitability of the Notes in light of your particular financial circumstances and the information set forth in this free writing prospectus and the accompanying Equity Index Underlying Supplement, prospectus supplement and prospectus.

- Your investment in the Notes may result in a loss.
- You will only participate in 99.35% of any appreciation in the Basket.
- The Notes are subject to the credit risk of HSBC USA Inc.
- Suitability of the Notes for investment.
- Changes in the levels of the Basket Components may offset each other.
- The amount payable on the notes is not linked to the level of the Basket at any time other than on the Ending Averaging Dates, including the Final Valuation Date.
- The Estimated Initial Value of the Notes, which will be determined by us on the Pricing Date, will be less than the price to public and may differ from the market value of the Notes in the secondary market, if any.
- The price of your Notes in the secondary market, if any, immediately after the Pricing Date will be less than the price to public.
- If HSBC Securities (USA) Inc. were to repurchase your Notes immediately after the Original Issue Date, the price you receive may be higher than the Estimated Initial Value of the Notes.
- You will not have any ownership interest in the stocks included in the Basket Components.
- Potentially inconsistent research, opinions or recommendations by HSBC and JPMorgan.
- Risks associated with non-U.S. companies.
- The Notes are subject to currency exchange risk.
- Currency markets may be volatile.
- Small-capitalization or mid-capitalization companies risk.
- The Notes lack liquidity.
- Potential conflicts.
- The Notes are not insured or guaranteed by any governmental agency of the United States or any other jurisdiction.
- Historical performance of the Basket Components should not be taken as an indication of their future performance during the term of the Notes.
- Market disruptions may adversely affect your return.
- Many economic and market factors will impact the value of the Notes.

Selected Purchase Considerations

- **APPRECIATION POTENTIAL —** The Notes provide the opportunity to participate in the appreciation of the Basket at maturity. Because the Notes are our senior unsecured debt obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

- **THE NOTES DO NOT GUARANTEE THE RETURN OF YOUR PRINCIPAL** — If the level of the Basket does not increase by at least 0.654252%, you will lose all or a portion of the principal amount of your Notes.

- **YOU WILL NOT PARTICIPATE IN 100.00% OF THE APPRECIATION OF THE BASKET** — Because the Adjustment Factor is equal to 99.35%, your return on the Notes will reflect only a portion of any increase in the level of the Basket as compared to the Initial Basket Level.

- **TAX TREATMENT** — There is no direct legal authority as to the proper tax treatment of the Notes, and therefore significant aspects of the tax treatment of the Notes are uncertain as to both the timing and character of any inclusion in income in respect of the Notes. Under one approach, the Notes should be treated as pre-paid executory contracts with respect to the Basket. We intend to treat the Notes consistent with this approach. Pursuant to the terms of the Notes, you agree to treat the Notes under this approach for all U.S. federal income tax purposes. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special U.S. tax counsel, Morrison & Foerster LLP, it is reasonable to treat the Notes as pre-paid executory contracts with respect to the Basket. Pursuant to this approach, we do not intend to report any income or gain with respect to the Notes prior to their maturity or an earlier sale or exchange and we generally intend to treat any gain or loss upon maturity or an earlier sale or exchange as long-term capital gain or loss, provided that you have held the Note for more than one year at such time for U.S. federal income tax purposes.

  We will not attempt to ascertain whether any of the entities whose stock is included in, or owned by, the relevant Basket Component, as the case may be, would be treated as a passive foreign investment company ("PFIC") or United States real property holding corporation ("USRPHC"), both as defined for U.S. federal income tax purposes. If one or more of the entities whose stock is included in, or owned by, the relevant Basket Component, as the case may be, were so treated, certain adverse U.S. federal income tax consequences might apply. You should refer to information filed with the SEC and other authorities by the entities whose stock is included in, or owned by, the relevant Basket Component, as the case may be, and consult your tax advisor regarding the possible consequences to you if one or more of the entities whose stock is included in, or owned by, the relevant Basket Component, as the case may be, is or becomes a PFIC or a USRPHC.

  Withholding and reporting requirements under the legislation enacted on March 18, 2010 (as discussed beginning on page S-48 of the prospectus supplement) will generally apply to payments made after June 30, 2014. However, this withholding tax will not be imposed on payments pursuant to obligations outstanding on July 1, 2014. Additionally, withholding due to any payment being treated as a "dividend equivalent" (as discussed beginning on page S-47 of the prospectus supplement) will begin no earlier than January 1, 2016. However, the U.S. Treasury Department and Internal Revenue Service have announced that they intend to limit this withholding to equity-linked instruments issued on or after the date that is 90 days after the date of publication in the U.S. Federal Register of final regulations addressing dividend equivalent withholding. Holders are urged to consult with their own tax advisors regarding the possible implications of this legislation on their investment in the Notes.

  For a further discussion of the U.S. federal income tax consequences related to the Notes, see the section "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

Selected Risk Considerations

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the Basket Components or any of securities included in a Basket Component. These risks are explained in more detail in the "Risk Factors" sections of the accompanying Equity Index Underlying Supplement and prospectus supplement.

- **YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS** — The Notes do not guarantee any return of principal. The return on the Notes at maturity is linked to the performance of the Basket and will depend on whether, and the extent to which, the Basket Return is positive or negative. In order for you to receive a payment at maturity that is not less than the principal amount, the level of the Basket must exceed the Initial Basket Level by at least 0.654252%. You may lose all or a significant portion of the principal amount.

- **YOU WILL ONLY PARTICIPATE IN 99.35% OF ANY APPRECIATION IN THE BASKET** – The Adjustment Factor is only 99.35%. Accordingly, the return on the Notes will not reflect the full increase, if any, in the level of the Reference Asset. In addition, because the return on the Notes will not reflect any dividends on the securities represented by the Basket, a direct investment in those securities could be greater than the return on the Notes.

- **THE NOTES ARE SUBJECT TO THE CREDIT RISK OF HSBC USA INC.** — The Notes are senior unsecured debt obligations of the Issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the Notes will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the Notes, including any return of principal at maturity, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the Notes and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the Notes.

- **SUITABILITY OF THE NOTES FOR INVESTMENT** — You should only reach a decision to invest in the Notes after carefully considering, with your advisors, the suitability of the Notes in light of your investment objectives and the information set out in this free writing prospectus. Neither HSBC nor any dealer participating in the offering makes any recommendation as to the suitability of the Notes for investment.

- **CHANGES IN THE LEVELS OF THE BASKET COMPONENTS MAY OFFSET EACH OTHER** — Movements in the levels of the Basket Components may not correlate with each other. At a time when the level of one of the Basket Components increases, the level of the other Basket Component may not increase as much or may even decline. Therefore, in calculating the Basket Return, increases in the level of one Basket Component may be moderated, or more than offset, by lesser increases or decreases in the level of the other Basket Component.

- **THE AMOUNT PAYABLE ON THE NOTES IS NOT LINKED TO THE LEVEL OF THE BASKET AT ANY TIME OTHER THAN ON THE ENDING AVERAGING DATES, INCLUDING THE FINAL VALUATION DATE** — The Final Basket Level will be based on the Official Closing Level of each of the Basket Components on each of the Ending Averaging Dates, subject to postponement for non-trading days and certain market disruption events. Even if the level of the Basket appreciates during the term of the Notes other than on the Ending Averaging Dates but then decreases on one or more of the Ending Averaging Dates to a level that is less than the Initial Basket Level, the Payment at Maturity may be less, and may be significantly less, than it would have been had the Payment at Maturity been linked to the level of the Basket prior to that decrease. Although the actual level of the Basket on the Maturity Date or at other times during the term of the Notes may be higher than the Final Basket Level, the Payment at Maturity will be based solely on the Official Closing Level of the Basket Components on each of the Ending Averaging Dates.

- **THE ESTIMATED INITIAL VALUE OF THE NOTES, WHICH WILL BE DETERMINED BY US ON THE PRICING DATE, WILL BE LESS THAN THE PRICE TO PUBLIC AND MAY DIFFER FROM THE MARKET VALUE OF THE NOTES IN THE SECONDARY MARKET, IF ANY** — The Estimated Initial Value of the Notes will be calculated by us on the Pricing Date and will be less than the price to public. The Estimated Initial Value will reflect the internal funding rate we use to issue market-linked securities, as well as the mid-market value of the embedded derivatives in the Notes. The internal funding rate is typically lower than the rate we would use when we issue conventional fixed or floating rate debt securities. As a result of the difference between our internal funding rate and the rate we would use when we issue conventional fixed or floating rate debt securities, the Estimated Initial Value of the Notes may be lower if it were based on the levels at which our fixed or floating rate debt securities trade in the secondary market. In addition, if we were to use the rate we use for our conventional fixed or floating rate debt issuances, we would expect the economic terms of the Notes to be more favorable to you. We will determine the value of the embedded derivatives in the Notes by reference to our or our affiliates' internal pricing models. These pricing models consider certain assumptions and variables, which can include volatility and interest rates. Different pricing models and assumptions could provide valuations for the Notes that are different from our Estimated Initial Value. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Notes in the secondary market (if any exists) at any time.

- **THE PRICE OF YOUR NOTES IN THE SECONDARY MARKET, IF ANY, IMMEDIATELY AFTER THE PRICING DATE WILL BE LESS THAN THE PRICE TO PUBLIC** — The price to public takes into account certain costs. These costs will include our affiliates' projected hedging profits (which may or may not be realized) for assuming risks inherent in hedging our obligations under the Notes, the underwriting discount and the costs associated with structuring and hedging our obligations under the Notes. These costs, except for the underwriting discount, will be used or retained by us or one of our affiliates. If you were to sell your Notes in the secondary market, if any, the price you would receive for your Notes may be less than the price you paid for them because secondary market prices will not take into account these costs. The price of your Notes in the secondary market, if any, at any time after issuance will vary based on many factors, including the level of the Basket and changes in market conditions, and cannot be predicted with accuracy. The Notes are not designed to be short-term trading instruments, and you should, therefore, be able and willing to hold the Notes to maturity. Any sale of the Notes prior to maturity could result in a loss to you.

- **IF HSBC SECURITIES (USA) INC. WERE TO REPURCHASE YOUR NOTES IMMEDIATELY AFTER THE ORIGINAL ISSUE DATE, THE PRICE YOU RECEIVE MAY BE HIGHER THAN THE ESTIMATED INITIAL VALUE OF THE NOTES** — Assuming that all relevant factors remain constant after the Original Issue Date, the price at which HSBC Securities (USA) Inc. may initially buy or sell the Notes in the secondary market, if any, and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed the Estimated Initial Value on the Pricing Date for a temporary period expected to be approximately six months after the Original Issue Date. This temporary price difference may exist because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the Notes and other costs in connection with the Notes that we will no longer expect to incur over the term of the Notes. We will make such discretionary election and determine this temporary reimbursement period on the basis of a number of factors, including the tenor of the securities and any agreement we may have with the distributors of the Notes. The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the Original Issue Date of the Notes based on changes in market conditions and other factors that cannot be predicted.

- **YOU WILL NOT HAVE ANY OWNERSHIP INTEREST IN THE STOCKS INCLUDED IN THE BASKET COMPONENTS** – As a holder of the Notes, you will not have any ownership interest in the securities included in the Basket Components, such as rights to vote, dividend payments or other distributions.

- **POTENTIALLY INCONSISTENT RESEARCH, OPINIONS OR RECOMMENDATIONS BY HSBC AND JPMORGAN** — HSBC, JPMorgan, or their respective affiliates may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding the Notes and which may be revised at any time. Any such research, opinions or recommendations could affect the level of the Basket Components.

- **RISKS ASSOCIATED WITH NON-U.S. COMPANIES** — An investment in securities linked to the level of an index that tracks the common stocks of non-U.S. companies involves risks associated with the home countries of such non-U.S. companies. The prices of such non-U.S. companies' common stocks may be affected by political, economic, financial and social factors in the home country of each such non-U.S. company, including changes in such country's government, economic and fiscal policies, currency exchange laws or other laws or restrictions, which could affect the value of the Notes.

  The foreign securities tracked by an index may have less liquidity and could be more volatile than many of the securities traded in U.S. or other longer-established securities markets. Direct or indirect government intervention to stabilize the relevant foreign securities markets, as well as cross shareholdings in foreign companies, may affect trading levels or prices and volumes in those markets. The other special risks associated with foreign securities may include, but are not limited to: less liquidity and smaller market capitalizations; less rigorous regulation of securities markets; different accounting and disclosure standards; governmental interference; currency fluctuations; higher inflation; and social, economic and political uncertainties. These factors may adversely affect the performance of the Basket and, as a result, the value of the Notes.

- **THE INDEX LEVEL CALCULATIONS ARE SUBJECT TO CURRENCY EXCHANGE RISK** — The Basket Components are initially calculated by the Index Sponsor in U.S. dollars and subsequently rebased and converted by the Index Sponsor into EUR for purposes of calculating the level of the Basket Components in EUR. As such, the reported index levels of the Basket components are exposed to currency exchange rate risk with respect to the euro. Your net exposure will depend on the extent to which the euro strengthens or weakens against the U.S. dollar.

Of particular importance to potential currency exchange risk are:

- the volatility of the exchange rate between the U.S. dollar and the euro;

- existing and expected interest rate levels;

- the balance of payments in the relative countries and between each country and its major trading partners; and

- the extent of governmental surpluses or deficits in the component countries and the United States.

All of these factors are in turn sensitive to the monetary, fiscal and trade policies pursued by the governments of various component countries and the United States and other countries important to international trade and finance.

- **CURRENCY MARKETS MAY BE VOLATILE** — Currency markets may be highly volatile. Significant changes, including changes in liquidity and prices, can occur in such markets within very short periods of time. Foreign currency rate risks include, but are not limited to, convertibility risk and market volatility and potential interference by foreign governments through regulation of local markets, foreign investment or particular transactions in foreign currency. These factors may affect the exchange rate of the dollar and the euro on the Pricing Date or the Ending Averaging Dates, and therefore, the value of your Notes.

- **SMALL-CAPITALIZATION OR MID-CAPITALIZATION COMPANIES RISK —** The Basket Components track companies that are considered small-capitalization or mid-capitalization companies. These companies often have greater stock price volatility, lower trading volume and less liquidity than large-capitalization companies and therefore the levels of the Basket Components may be more volatile than an index that is comprised of stocks issued by large-capitalization companies. Stock prices of small-capitalization or mid-capitalization companies are also more vulnerable than those of large-capitalization companies to adverse business and economic developments, and the stocks of small-capitalization or mid-capitalization companies may be thinly traded, making it difficult for the Basket Components to track them. In addition, small-capitalization or mid-capitalization companies are typically less stable financially than large-capitalization companies and may depend on a small number of key personnel, making them more vulnerable to loss of personnel. Small-capitalization or mid-capitalization companies are often subject to less analyst coverage and may be in early, and less predictable, periods of their corporate existences. Such companies tend to have smaller revenues, less diverse product lines, smaller shares of their product or service markets, fewer financial resources and less competitive strengths than large-capitalization companies and are more susceptible to adverse developments related to their products.

- **THE NOTES LACK LIQUIDITY** — The Notes will not be listed on any securities exchange. HSBC Securities (USA) Inc. may offer to purchase the Notes in the secondary market. However, it is not required to do so and may cease making such offers at any time if at all. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to buy the Notes. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily.

- **POTENTIAL CONFLICTS** — HSBC and its affiliates play a variety of roles in connection with the issuance of the Notes, including acting as Calculation Agent and hedging its obligations under the Notes. In performing these duties, the economic interests of the Calculation Agent and other affiliates of HSBC are potentially adverse to your interests as an investor in the Notes. HSBC and the Calculation Agent are under no obligation to consider your interests as a holder of the Notes in taking any corporate actions or other actions that might affect the level of the Basket Components and the value of the Notes.

- **THE NOTES ARE NOT INSURED OR GUARANTEED BY ANY GOVERNMENTAL AGENCY OF THE UNITED STATES OR ANY OTHER JURISDICTION** — The Notes are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the Notes is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the full Payment at Maturity of the Notes.

- **HISTORICAL PERFORMANCE OF THE BASKET COMPONENTS SHOULD NOT BE TAKEN AS AN INDICATION OF THEIR FUTURE PERFORMANCE DURING THE TERM OF THE NOTES** — It is impossible to predict whether the level of the Basket Components will rise or fall. The Basket Components will be influenced by complex and interrelated political, economic, financial and other factors.

- **MARKET DISRUPTIONS MAY ADVERSELY AFFECT YOUR RETURN** — The Calculation Agent may, in its sole discretion, determine that the markets have been affected in a manner that prevents it from determining the level of the Basket in the manner described herein, and calculating the amount that we are required to pay you upon maturity, or from properly hedging its obligations under the Notes. These events may include disruptions or suspensions of trading in the markets as a whole. If the Calculation Agent, in its sole discretion, determines that any of these events prevents us or any of our affiliates from properly hedging our obligations under the Notes or prevents the Calculation Agent from determining the Basket Return or Payment at Maturity in the ordinary manner, the Calculation Agent will determine the Basket Return or Payment at Maturity in good faith and in a commercially reasonable manner, and it is possible that the Ending Averaging Dates and the Maturity Date will be postponed, which may adversely affect the return on your Notes.

- **MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES** — In addition to the level of the Basket Components, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

    - the expected volatility of the Basket Components;

    - the time to maturity of the Notes;

    - the exchange rate between the euro and the U.S. dollar;

    - the dividend rate on the equity securities included in the Basket Components;

    - interest and yield rates in the market generally;

    - a variety of economic, financial, political, regulatory or judicial events that affect the Basket Components or the stock markets generally; and

    - our creditworthiness, including actual or anticipated downgrades in our credit ratings.

What Is the Total Return on the Notes at Maturity Assuming a Range of Performances for the Basket?

The following table illustrates the hypothetical total return at maturity on the Notes. The "total return" as used in this free writing prospectus is the number, expressed as a percentage, that results from comparing the Payment at Maturity per $1,000 Principal Amount to $1,000. The hypothetical total returns set forth below reflect the Initial Basket Level of 100 and the Adjustment Factor of 99.35%. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the Notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Hypothetical Final Basket Level	Hypothetical Basket Return	Hypothetical Total Return
200.00	100.00%	98.70%
190.00	90.00%	88.77%
180.00	80.00%	78.83%
170.00	70.00%	68.90%
160.00	60.00%	58.96%
150.00	50.00%	49.03%
140.00	40.00%	39.09%
130.00	30.00%	29.16%
120.00	20.00%	19.22%
110.00	10.00%	9.29%
105.00	5.00%	4.32%
101.00	1.00%	0.34%
100.65	0.65%	0.00%
100.50	0.50%	-0.15%
100.00	0.00%	-0.65%
99.00	-1.00%	-1.64%
95.00	-5.00%	-5.62%
90.00	-10.00%	-10.59%
80.00	-20.00%	-20.52%
70.00	-30.00%	-30.46%
60.00	-40.00%	-40.39%
50.00	-50.00%	-50.33%
40.00	-60.00%	-60.26%
30.00	-70.00%	-70.20%
20.00	-80.00%	-80.13%
10.00	-90.00%	-90.07%
0.00	-100.00%	-100.00%

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The level of the Basket increases from the Initial Basket Level of 100.00 to a hypothetical Final Basket Level of 110.00. Because the hypothetical Final Basket Level of 110.00 is greater than the Initial Basket Level of 100.00 by more than 0.65%, the investor receives a Payment at Maturity of $1,092.90 per $1,000 Principal Amount of Notes, calculated as follows:

$$\$1,000 \times (1 + 10.00\%) \times 99.35\% = \$1,092.90$$

Example 2: The level of the Basket increases from the Initial Basket Level of 100.00 to a hypothetical Final Basket Level of 100.50. Because the hypothetical Final Basket Level of 100.50 is more than the Initial Basket Level of 100.00, but does not increase by at least 0.65%, the investor receives a Payment at Maturity of $988.50 per $1,000 Principal Amount of Notes, calculated as follows:

$$\$1,000 \times (1 + 0.50\%) \times 99.35\% = \$998.50$$

Even though the level of the Basket has increased, the Payment at Maturity is still less than the principal amount.

Example 3: The level of the Basket decreases from the Initial Basket Level of 100.00 to a hypothetical Final Basket Level of 80.00. Because the hypothetical Final Basket Level of 80.00 is less than the Initial Basket Level of 100.00, the investor receives a Payment at Maturity of $794.80 per $1,000 Principal Amount of Notes, calculated as follows:

$$\$1,000 \times (1 + -20.00\%) \times 99.35\% = \$794.80$$

Information Relating to the Basket

General

This free writing prospectus is not an offer to sell and it is not an offer to buy any of the securities comprising any Basket Component. All disclosures contained in this free writing prospectus regarding the Basket Components, including their make-up, performance, method of calculation and changes in the securities included, where applicable, are derived from publicly available information. Neither HSBC nor any of its affiliates has made any independent investigation as to the information about the Basket Components that is contained in this free writing prospectus. You should make your own investigation into the Basket Components.

The MXITSM and MXESSM are based on the MSCI Global Investable Market Indices (GIMI) Methodology. The MXITSM and MXESSM are reviewed quarterly (in February, May, August and November) with the objective of reflecting changes in the underlying equity markets while limiting undue index turnover. During the May and November semi-annual index reviews, the MXITSM and MSESSM are rebalanced and the large- and mid-capitalization cutoff points are recalculated.

MSCI, Inc. ("MSCI") calculates the MXITSM and MXESSM into euros by rebasing each index as follows:

Index Level in Currency$_t$ = Index Level in USD$_t$ x (FX rate$_t$ / FX rate$_{index\ base\ date}$)

For more information about the MSCI indices, see "MSCI Indices" beginning on page S-36 of the accompanying Equity Index Underlying Supplement.

MSCI Italy SMID Cap Index

The MXITSM includes mid- and small-cap companies from across the Italian equity market. As of March 31, 2014, the MXITSM had 94 constituents, covering approximately 28% of the free float-adjusted market capitalization in Italy. The MXITSM was launched on June 5, 2007. The top five industry groups by market capitalization as of March 31, 2014 were: Financials, Consumer Discretionary, Utilities, Industrials and Energy.

Historical Performance of MXITSM

The following graph sets forth the historical performance of the MSITSM based on the daily historical closing levels from March 7, 2009 through May 9, 2014. The closing level for the MXITSM on May 9, 2014 was €520.70. We obtained the closing levels below from the Bloomberg Professional® service. We have not independently verified the accuracy or completeness of the information obtained from the Bloomberg Professional® service.

The historical levels of the MXITSM should not be taken as an indication of its future performance, and no assurance can be given as to its Official Closing Level on the Ending Averaging Dates. We cannot give you assurance that the performance of the MXITSM will result in the return of any of your initial investment.



MSCI Spain SMID Cap Index

The MXESSM includes mid- and small-cap companies from across the Spanish equity market. As of March 31, 2014, the MXESSM had 49 constituents, covering approximately 28% of the free float-adjusted market capitalization in Spain. The MXESSM was launched on June 5, 2007. The top five industry groups by market capitalization as of March 31, 2014 were: Financials, Industrials, Information Technology, Utilities and Healthcare.

Historical Performance of MXESSM

The following graph sets forth the historical performance of the MSESSM based on the daily historical closing levels from March 7, 2009 through May 9, 2014. The closing level for the MXESSM on May 9, 2014 was €596.02. We obtained the closing levels below from the Bloomberg Professional® service. We have not independently verified the accuracy or completeness of the information obtained from the Bloomberg Professional® service.

The historical levels of the MXESSM should not be taken as an indication of its future performance, and no assurance can be given as to its Official Closing Level on the Ending Averaging Dates. We cannot give you assurance that the performance of the MXESSM will result in the return of any of your initial investment.



Additional Terms of the Notes

Business Day

A "business day" means any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions are authorized or required by law or regulation to close in the City of New York.

Payment When Offices or Settlement Systems Are Closed

If any payment is due on the Notes on a day that would otherwise be a "business day" but is a day on which the office of a paying agent or a settlement system is closed, we will make the payment on the next business day when that paying agent or system is open. Any such payment will be deemed to have been made on the original due date, and no additional payment will be made on account of the delay.

Events of Default and Acceleration

If the Notes have become immediately due and payable following an Event of Default (as defined in the accompanying prospectus) with respect to the Notes, the Calculation Agent will determine the accelerated Payment at Maturity due and payable in the same general manner as described in "Key Terms" in this free writing prospectus. In that case, the five business days preceding the date of acceleration will be used as the Ending Averaging Dates for purposes of determining the accelerated Basket Return (including the Final Basket Level). The accelerated Maturity Date will be the third business day following the postponed accelerated Final Valuation Date.

If the Notes have become immediately due and payable following an event of default, you will not be entitled to any additional payments with respect to the Notes. For more information, see "Description of Debt Securities — Senior Debt Securities — Events of Default" in the accompanying prospectus.

Supplemental Plan of Distribution (Conflicts of Interest)

Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc., an affiliate of HSBC, will purchase the Notes from HSBC for distribution to J.P. Morgan Securities LLC and certain of its registered broker-dealer affiliates, acting as placement agent, at the price indicated on the cover of the pricing supplement, the document that will be filed pursuant to Rule 424(b)(2) containing the final pricing terms of the Notes. The placement agents for the Notes will receive a fee that will not exceed $10 per $1,000 Principal Amount.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this free writing prospectus relates in market-making transactions after the initial sale of the Notes. However, it is under no obligation to make a market in the Notes and may discontinue any market-making activities at any time without notice.

See "Supplemental Plan of Distribution (Conflicts of Interest)" on page S-49 in the prospectus supplement.